Exhibit 99.1

Youku Tudou Announces Third Quarter 2012 Unaudited Financial Results

 Net Revenues Increased by 84% Year-over-Year; Youku Standalone Turns Profitable at Operational Level

BEIJING, China, November 30, 2012 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the third quarter 2012.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Youku’s name was changed from “Youku Inc.” to “Youku Tudou Inc.” and Tudou’s financial results were consolidated into the Company from the date of the completion of the merger. Due to the fact that the sales activities of Youku and Tudou were separately operated until the end of the third quarter 2012, the financial results of Youku and Tudou are separately disclosed to reflect the Company’s actual operational results and performance. In addition, comparison of Tudou’s financial results with previous periods cannot be provided because the cut-off date of previous periods would not reflect a consistent basis of comparison. From the fourth quarter 2012 onwards, consolidated financials of Youku Tudou for the full periods will only be presented on a consolidated basis.

The preliminary allocation of the purchase price for Tudou is based upon estimates and assumptions that are subject to change within the purchase price allocation period,  which may last as long as one year from the date of the completion of the merger, as further information becomes available. As a result, the actual amounts allocated to the identifiable assets acquired and liabilities assumed may vary from the amounts initially recorded.

Third Quarter Highlights1

•                  Consolidated net revenues were RMB502.2 million (US$79.9 million), of which Youku’s net revenues were RMB483.5 million (US$76.9 million), an 84% increase from the corresponding period in 2011, exceeding the high end of the revenue guidance previously announced.

•                  Consolidated gross profit was RMB125.4 million (US$20.0 million), of which Youku’s gross profit was RMB181.4 million (US$28.9 million), a 168% increase from the corresponding period in 2011. Youku’s non-GAAP gross profit, which is herein defined as Youku’s gross profit excluding share-based compensation expenses, was RMB185.0 million (US$29.4 million) in the third quarter of 2012, a 167% increase from the corresponding period in 2011.

•                  Consolidated net loss was RMB91.5 million (US$14.6 million), of which Youku’s net loss was RMB91.5 million (US$14.6 million) as compared to a net loss of RMB47.5 million (US$7.6 million) for the same period in 2011.

•                  Youku’s non-GAAP net profit, which is herein defined as Youku’s net loss excluding share-based compensation expenses, investment loss and business combination related expenses, was RMB25.3 million (US$4.0 million) in the third quarter of 2012, as compared to Youku’s non-GAAP net loss of RMB28.2 million (US$4.5 million) in the corresponding period in 2011.

•                  Consolidated basic and diluted loss per ADS, each representing 18 Class A ordinary shares, for the third quarter of 2012 amounted to RMB0.67 (US$0.11) and RMB0.67 (US$0.11), respectively.

•                  Consolidated cash, cash equivalents, restricted cash and short-term investments totaled RMB3.8 billion (US$603.5 million) as of September 30, 2012.

1 The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2848 to US$1.00, the effective noon buying rate as of September 28, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•                  Consolidated acquisition of property and equipment for the third quarter of 2012 was RMB33.2 million (US$5.3 million) of which Youku’s acquisition of property and equipment for the third quarter of 2012 was RMB32.3 million (US$5.1 million), as compared to RMB11.8 million (US$1.9 million) for the corresponding period in 2011.

•                  Consolidated acquisition of intangible assets for the third quarter of 2012 was RMB148.9 million (US$23.7 million), of which Youku’s acquisition of intangible assets for the third quarter of 2012 was RMB122.6 million (US$19.5 million), as compared to RMB189.9 million (US$30.2 million) for the corresponding period in 2011.

“We are pleased with another solid quarter of revenue growth and continuing improvement in cost structure, particularly in bandwidth and personnel related expenses. Youku standalone has achieved profitability at the operational level in the third quarter. This is an important milestone for the Company,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “Youku Tudou owns the #1 and #2 online video websites, in terms of daily and weekly unique visitors according to iResearch, and brands in China. With the merger of Youku Tudou, the Company becomes a unique one-stop solution for advertisers, content partners and users. We are confident to see further synergies to be realized in 2013.”

“We are very excited by the progress we made in the mobile Internet sector as we witnessed significant traffic growth from mobile devices since the beginning of the year. Youku Paike, our smartphone cam-recording and uploading service program, is also gaining traction and further contributing to our UGC content. We believe that mobile Internet is quickly becoming an important business unit that contributes significantly to our growth and further improve our overall economics,” Dele Liu, President of Youku Tudou, added. “While we are excited by the opportunities ahead of us, we did not underestimate the challenges that may arise from this unprecedented large scale merger in China’s Internet industry. We did anticipate short-term fluctuations arising from our decisive moves to improve user experience and advertising environment in order to unlock the intrinsic value of Tudou. However I believe we will cross-over the most difficult terrain soon.”

Third Quarter 2012 Results

Consolidated net revenues were RMB502.2 million (US$79.9 million), of which Youku’s net revenues were RMB483.5 million (US$76.9 million) in the third quarter of 2012, representing an 84% increase from the corresponding period in 2011. The increase exceeds the high end of the revenue guidance previously announced by Youku Inc. The growth was primarily attributable to the increased average spending per advertiser from RMB 1.0 million to RMB1.7 million and increased number of advertisers from 296 to 316, representing an increase of 70% and 7%, respectively, from the corresponding period in 2011.

Consolidated bandwidth costs as a component of cost of revenues were RMB136.6 million (US$21.7 million), of which Youku’s bandwidth costs were RMB112.9 million (US$18.0 million) in the third quarter of 2012, representing 23% of Youku’s net revenues, as compared to 35% in the corresponding period in 2011.

Consolidated content costs as a component of cost of revenues were RMB182.0 million (US$29.0 million) in the third quarter of 2012, of which Youku’s content costs as a component of cost of revenues were RMB136.4 million (US$21.7 million) in the third quarter of 2012, representing 28% of Youku’s net revenues, as compared to 26% in the corresponding period in 2011. The increase was primarily due to content price increase during 2011, which we amortize using accelerated method, broadening of our content portfolio and increase in salaries and benefits for our content team. Consolidated in-house content production cost was RMB 9.5 million (US$1.5 million) in the third quarter of 2012, of which Youku’s in-house content production cost was RMB8.0 million (US$1.3 million) in the third quarter of 2012, as compared to RMB8.6 million (US$1.4 million) in the corresponding period in 2011.

Consolidated gross profit was RMB125.4 million (US$20.0 million) of which Youku’s gross profit was RMB181.4 million (US$28.9 million), an increase of 168% compared to RMB67.8 million (US$10.8 million) for the same period in 2011. Consolidated non-GAAP gross profit, which is herein defined as consolidated gross profit excluding share-based compensation expenses and amortization of intangible assets from business combination in relations to user generated content, was RMB147.2 million (US$23.4 million). Youku’s non-GAAP gross profit, which is herein defined as Youku’s gross profit excluding share-based compensation expenses, was RMB185.0 million (US$29.4 million) in the third quarter of 2012, an increase of 167% compared to RMB69.2 million (US$11.0 million) in the corresponding period in 2011 due to strong operating leverage.

Consolidated operating expenses were RMB227.6 million (US$36.2 million) in the third quarter of 2012, of which Youku’s operating expenses were RMB198.4 million (US$31.6 million) in the third quarter of 2012 as compared to RMB120.1 million (US$19.1 million) in the corresponding period in 2011. Consolidated non-GAAP operating expenses, which is herein defined as consolidated operating expenses excluding share-based compensation expenses , business combination related expenses and amortization of intangible assets from business combination in relations to customer relationship, technology and non-compete provisions, were RMB195.7 million (US$31.1 million). Youku’s non-GAAP operating expenses, which is herein defined as Youku’s operating expenses excluding share-based compensation expenses and business combination related expenses, were RMB168.2 million (US$26.8 million) in the third quarter of 2012, an increase of 64% compared to RMB102.3 million (US$16.3 million) in the corresponding period in 2011. The increase was primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses as a result of the substantial growth of our business. Detailed discussion of each component of operating expenses is as follows:

Consolidated sales and marketing expenses were RMB109.3 million (US$17.4 million) in the third quarter of 2012, of which Youku’s sales and marketing expenses were RMB93.3 million (US$14.9 million) in the third quarter of 2012, as compared to RMB74.2 million (US$11.8 million) in the corresponding period in 2011.  Consolidated non-GAAP sales and marketing expenses, which is herein defined as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relations to customer relationship, were RMB101.1 million (US$16.1 million) in the third quarter of 2012. Youku’s non-GAAP sales and marketing expenses, which is herein defined as Youku’s sales and marketing expenses excluding share-based compensation expenses,  were RMB86.1 million (US$13.7 million) in the third quarter of 2012, an increase of 26% compared to RMB68.2 million (US$10.9 million) in the corresponding period in 2011. This increase was primarily due to increases in marketing expenses and commission expenses paid to our sales force in line with our revenue growth.

Consolidated product development expenses were RMB44.9 million (US$7.1 million) in the third quarter of 2012, of which Youku’s product development expenses were RMB37.7 million (US$6.0 million) in the third quarter of 2012 as compared to RMB24.1 million (US$3.8 million) in the corresponding period in 2011. Consolidated non-GAAP product development expenses, which is herein defined as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relations to technology, were RMB38.1 million (US$6.1 million) in the third quarter of 2012. Youku’s non-GAAP product development expenses, which is herein defined as Youku’s product development expenses excluding share-based compensation expenses, were RMB31.5 million (US$5.0 million) in the third quarter of 2012, an increase of 70% compared to RMB18.5 million (US$2.9 million) in the corresponding period in 2011. This increase was primarily due to increases in salaries and benefits for our product development personnel in mobile, search, social and paid services.

Consolidated general and administrative expenses were RMB73.4 million (US$11.7 million) in the third quarter of 2012, of which Youku’s general and administrative expenses were RMB67.3 million (US$10.7 million) in the third quarter of 2012, as compared to RMB21.8 million (US$3.5 million) in the corresponding period in 2011. Consolidated non-GAAP general and administrative expenses, which is herein defined as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relations to non-compete provisions, were RMB56.5 million (US$9.0 million) in the third quarter of 2012. Youku’s non-GAAP general and administrative expenses, which is herein defined as Youku’s general and administrative expenses excluding share-based compensation expenses and business combination related expenses, were RMB50.6 million (US$8.1 million) in the third quarter of 2012, representing an increase of 225% compared to RMB15.6 million (US$2.5 million) in the corresponding period in 2011. This increase was primarily due to an increase in personnel related expenses and one-time tax charges.

Consolidated net loss was RMB91.5 million (US$14.6 million) of which Youku’s net loss was RMB91.5 million (US$14.6 million), as compared to a net loss of RMB47.5 million (US$7.6 million) for the same period in 2011.This increase was primarily due to Youku as the holding company recorded Tudou’s incurred loss after the completion of the merger.

Consolidated non-GAAP net loss, which is herein defined as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses, was RMB37.7 million (US$6.0 million) in the third quarter of 2012. Youku’s non-GAAP net profit was RMB25.3 million (US$4.0 million) in the third quarter of 2012, as compared to the non-GAAP net loss of RMB28.2 million (US$4.5 million) in the corresponding period in 2011. The change to profitability at the operational level was due to strong revenue growth and cost savings from bandwidth and personnel-related expenses.

Consolidated non-GAAP adjusted EBITDA loss, which is herein defined as consolidated net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination business combination related expenses and other non-operating items, was RMB26.8 million (US$4.3 million) in the third quarter of 2012. Youku’s non-GAAP adjusted EBITDA profit, which is herein defined as Youku’s net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, business combination related expenses, investment loss and other non-operating items, was RMB33.9 million (US$5.4 million) in the third quarter of 2012, as compared to non-GAAP adjusted EBITDA loss of RMB21.5 million (US$3.4 million) in the corresponding period in 2011.

Business Outlook

For the fourth quarter of 2012, the Company expects net revenues will be between RMB610 million and RMB630 million, with advertising net revenues grow by RMB560 million to RMB585 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on November 29, 2012 (9:00 a.m. Beijing/Hong Kong Time on November 30, 2012).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004
International Dial In: 1-718-354-1231
Mainland China Toll Free Dial In: 86-4006208038 / 86-8008190121
Hong Kong Dial In: 852-2475-0994

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 74064968#. The replay will be available through December 7, 2012.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: consolidated non-GAAP gross profit or loss, consolidated non-GAAP operating expenses, consolidated non-GAAP sales and marketing expense, consolidated non-GAAP product development expenses, consolidated non-GAAP general and administrative expenses, consolidated non-GAAP profit or loss from operations, consolidated non-GAAP net profit or loss and consolidated non-GAAP adjusted EBITDA profit or loss.  We define consolidated non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relations to user generated content. We define consolidated non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relations to customer relationship, technology and non-compete provisions. We define consolidated non-GAAP sales and marketing expenses as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relations to customer relationship. We define consolidated non-GAAP product development expense as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relations to technology. We define consolidated non-GAAP general and administrative expenses as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relations to non-compete provisions. We define consolidated non-GAAP profit or loss from operations as consolidated profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP net profit or loss as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP adjusted EBITDA profit or loss as consolidated net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

Due to the fact that the sales activities of Youku and Tudou were separately operated until the end of the third quarter 2012, the financial results of Youku and Tudou are separately disclosed to reflect the Company’s actual operational results and performance. On a standalone basis, Youku uses the following non-GAAP financial measures in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP sales and marketing expense, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations, non-GAAP net profit or loss and non-GAAP adjusted EBITDA profit or loss.  We define Youku’s non-GAAP gross profit or loss, non-GAAP sales and marketing expense and non-GAAP product development expenses as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses. We define Youku’s non-GAAP operating expenses as operating expenses excluding share-based compensation expenses and business combination related expenses. We define Youku’s non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses and business combination related expenses. We define Youku’s non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses and business combination related expenses. We define Youku’s non-GAAP net profit or loss as net profit or loss excluding share-based compensation expenses, investment loss and business combination related expenses. We define Youku’s non-GAAP adjusted EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, investment loss, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	December 31,2011	September 30, 2012
(Amounts in thousands, except for number of shares)	Youku	Consolidated
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	2,292,538	2,591,782	412,389
Restricted cash	—	25,364	4,036
Short-term investments	1,400,858	1,176,037	187,124
Accounts receivable, net	420,706	1,028,992	163,727
Intangible assets, net	16,078	19,072	3,035
Amounts due from related party	768	—	—
Prepayments and other assets	16,832	43,067	6,854
Total current assets	4,147,780	4,884,314	777,165

Non-current assets:
Property and equipment, net	96,567	210,286	33,459
Long-term investment in related party	1,707	—	—
Intangible assets, net	211,978	1,277,401	203,252
Capitalized content production costs	7,782	3,496	556
Amounts due from related party	65,352	—	—
Prepayments and other assets	144,392	341,469	54,334
Goodwill	—	4,242,750	675,081
Total non-current assets	527,778	6,075,402	966,682

TOTAL ASSETS	4,675,558	10,959,716	1,743,847

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	57,276	187,768	29,877
Advances from customers and deferred revenue	3,140	32,414	5,158
Amounts due to related party	2,794	—	—
Accrued expenses and other liabilities	390,607	933,177	148,481
Current portion of long-term debt	9,182	30,900	4,917
Total current liabilities	462,999	1,184,259	188,433

Non-current liabilities:
Deferred tax liability	—	229,356	36,494
Other liabilities	—	97,645	15,537
Long-term debt	7,382	—	—
Total non-current liabilities	7,382	327,001	52,031

Total liabilities	470,381	1,511,260	240,464

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 2,283,779,288 issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	93	149	24
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and September 30, 2012, respectively)	49	49	8
Additional paid-in capital	5,185,257	10,725,570	1,706,589
Accumulated deficit	(871,644)	(1,182,077)	(188,085)
Accumulated other comprehensive loss	(108,578)	(95,235)	(15,153)
Total shareholders’ equity	4,205,177	9,448,456	1,503,383

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,675,558	10,959,716	1,743,847

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Nine Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per	Youku	Tudou	Consolidated		Consolidated
ADS data)	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	483,510	18,680	502,190	79,906	1,159,744	184,532

Cost of revenues (Note 1)	(302,087)	(74,706)	(376,793)	(59,953)	(979,992)	(155,930)

Gross profit (loss)	181,423	(56,026)	125,397	19,953	179,752	28,602

Operating expenses:
Product development	(37,723)	(7,184)	(44,907)	(7,145)	(108,786)	(17,309)
Sales and marketing	(93,348)	(15,911)	(109,259)	(17,385)	(255,920)	(40,720)
General and administrative	(67,288)	(6,137)	(73,425)	(11,683)	(165,028)	(26,258)
Total operating expenses	(198,359)	(29,232)	(227,591)	(36,213)	(529,734)	(84,287)

(Loss) profit from operations	(16,936)	(85,258)	(102,194)	(16,260)	(349,982)	(55,685)

Interest income	11,177	335	11,512	1,832	35,490	5,646
Interest expenses	(802)	(224)	(1,026)	(163)	(3,159)	(503)
Investment loss (1)	(82,965)	—	—	—	—	—
Other, net	655	(96)	559	89	8,714	1,387
Total other income (expenses), net	(71,935)	15	11,045	1,758	41,045	6,530

(Loss) profit before income taxes	(88,871)	(85,243)	(91,149)	(14,502)	(308,937)	(49,155)
Income taxes	(2,589)	2,278	(311)	(49)	(1,496)	(239)

Net (loss) profit	(91,460)	(82,965)	(91,460)	(14,551)	(310,433)	(49,394)

Net loss per share, basic and diluted	(0.04)		(0.04)	(0.01)	(0.14)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.67)		(0.67)	(0.11)	(2.54)	(0.40)
Shares used in computation, basic and diluted	2,454,198,684		2,454,198,684	2,454,198,684	2,201,121,902	2,201,121,902
ADSs used in computation, basic and diluted	136,344,371		136,344,371	136,344,371	122,284,550	122,284,550

(1)     Represents picking up investment loss occurred in combination with Tudou

YOUKU STAND ALONE

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended,				For the Nine Months Ended,
(Amounts in thousands, except for number of shares and ADS and	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
per share and per ADS data)	2011	2012	2012	2012	2011	2012	2012
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	262,471	387,387	483,510	76,933	588,315	1,141,064	181,559

Cost of revenues (Note 1)	(194,686)	(310,463)	(302,087)	(48,066)	(453,602)	(905,286)	(144,044)

Gross profit (loss)	67,785	76,924	181,423	28,867	134,713	235,778	37,515

Operating expenses:
Product development	(24,053)	(35,046)	(37,723)	(6,002)	(48,839)	(101,602)	(16,166)
Sales and marketing	(74,205)	(80,255)	(93,348)	(14,853)	(163,606)	(240,009)	(38,189)
General and administrative	(21,845)	(43,017)	(67,288)	(10,706)	(48,178)	(158,891)	(25,282)
Total operating expenses	(120,103)	(158,318)	(198,359)	(31,561)	(260,623)	(500,502)	(79,637)

(Loss) profit from operations	(52,318)	(81,394)	(16,936)	(2,694)	(125,910)	(264,724)	(42,122)

Interest income	8,677	12,375	11,177	1,778	12,923	35,155	5,594
Interest expenses	(1,542)	(982)	(802)	(128)	(5,498)	(2,935)	(467)
Investment loss	—	—	(82,965)	(13,201)	—	(82,965)	(13,201)
Other, net	(2,291)	4,762	655	104	(4,005)	8,810	1,402
Total other income (expenses), net	4,844	16,155	(71,935)	(11,447)	3,420	(41,935)	(6,672)

(Loss) profit before income taxes	(47,474)	(65,239)	(88,871)	(14,141)	(122,490)	(306,659)	(48,794)
Income taxes	—	2,391	(2,589)	(410)	—	(3,774)	(600)

Net (loss) profit	(47,474)	(62,848)	(91,460)	(14,551)	(122,490)	(310,433)	(49,394)

Net loss per share, basic and diluted	(0.02)	(0.03)	(0.04)	(0.01)	(0.06)	(0.14)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(0.42)	(0.54)	(0.67)	(0.11)	(1.12)	(2.54)	(0.40)
Shares used in computation, basic and diluted	2,051,993,011	2,079,698,573	2,454,198,684	2,454,198,684	1,972,240,249	2,201,121,902	2,201,121,902
ADSs used in computation, basic and diluted	113,999,611	115,538,809	136,344,371	136,344,371	109,568,902	122,284,550	122,284,550

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
(Amounts in thousands)	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues:
Value added, business taxes and surcharges	38,563	1,711	40,274	6,408	109,946	17,494
Bandwidth costs	112,937	23,699	136,636	21,741	361,664	57,546
Depreciation of servers and other equipment	14,212	3,634	17,846	2,839	42,266	6,724
Content costs	136,375	45,662	182,037	28,965	466,116	74,166
Total Cost of Revenues	302,087	74,706	376,793	59,953	979,992	155,930

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended,				For the Nine Months Ended
	Youku		Consolidated		Consolidated
(Amounts in thousands)	September 30, 2011	June 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(47,474)	(62,848)	(91,460)	(14,551)	(310,433)	(49,394)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	11,557	14,742	21,617	3,440	50,360	8,013
Bad debt expense	1,066	1,669	9,388	1,494	11,715	1,864
Amortization of intangible assets and capitalized content production costs	43,111	77,338	112,367	17,879	280,888	44,693
Amortization of long-term debt discounts	839	535	441	70	1,592	253
Gain on disposal of property and equipment	—	—	52	8	52	8
Foreign exchange loss	1,971	(374)	(172)	(27)	(357)	(57)
Share-based compensation	19,295	26,197	30,175	4,802	79,439	12,640
Capital gain from step business combination	—	—	—	—	(3,344)	(532)
Change in deferred tax expenses	—	—	(2,278)	(362)	(2,278)	(362)
Change in operating assets and liabilities:
Accounts receivable	(135,309)	(232,847)	(62,026)	(9,870)	(296,921)	(47,244)
Prepayments and other assets	(6,911)	19,167	12,277	1,953	42,609	6,780
Capitalized content production costs	(5,384)	(2,872)	(7,755)	(1,234)	(15,652)	(2,491)
Accounts payable	—	(2,504)	(14,026)	(2,232)	(16,517)	(2,628)
Advances from customers	4,444	(12,392)	(13,026)	(2,073)	3,568	568
Accrued expenses and other liabilities	111,676	83,026	61,651	9,809	154,026	24,508
Net cash (used in) provided by operating activities	(1,119)	(91,163)	57,225	9,106	(21,253)	(3,381)

Cash flows from investing activities:
Acquisition of property and equipment	(11,797)	(22,603)	(33,168)	(5,278)	(65,840)	(10,476)
Proceeds from short-term investments	65,059	1,145,908	255,923	40,721	1,655,504	263,414
Purchase of short-term investments	(233,190)	—	(1,168,773)	(185,968)	(1,423,247)	(226,459)
Proceeds from disposal of property and equipment	—	—	8	1	8	1
Cash acquired, net of cash paid for acquired subsidiaries	—	—	404,444	64,353	378,666	60,251
Acquisition of intangible assets from related party	—	—	(7,200)	(1,146)	(7,200)	(1,146)
Acquisition of intangible assets	(189,884)	(51,625)	(141,675)	(22,542)	(243,720)	(38,779)
Net cash (used in) provided by investing activities	(369,812)	1,071,680	(690,441)	(109,859)	294,171	46,806

Cash flows from financing activities:
Exercise of employee stock options	2,390	8,483	4,597	731	18,924	3,011
Proceeds from restricted cash	—	—	12,705	2,022	12,705	2,022
Principal repayments on long-term debt	(5,594)	(2,956)	(14,061)	(2,237)	(19,004)	(3,024)
Proceeds from IPO and secondary offering, net of issuance costs	(539)	—	—	—	—	—
Net cash (used in) provided by financing activities	(3,743)	5,527	3,241	516	12,625	2,009
Effect of exchange rate changes on cash and cash equivalents	(44,041)	9,527	6,651	1,058	13,701	2,180
Net (decrease) increase in cash and cash equivalents	(418,715)	995,571	(623,324)	(99,179)	299,244	47,614
Cash and cash equivalents at the beginning of the period	2,806,562	2,219,535	3,215,106	511,568	2,292,538	364,775
Cash and cash equivalents at the end of the period	2,387,847	3,215,106	2,591,782	412,389	2,591,782	412,389

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (2) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Gross Profit (Loss)

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Gross profit (loss)	181,423	(56,026)	125,397	19,953	179,752	28,602
Add back: share-based compensation	3,602	—	3,602	573	8,215	1,307
Add back: amortization of intangible assets from business combination	—	18,237	18,237	2,902	18,237	2,902
Non-GAAP gross profit (loss)	185,025	(37,789)	147,236	23,428	206,204	32,811

2. Non-GAAP Operating Expenses

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Operating expenses	198,359	29,232	227,591	36,213	529,734	84,287
Deduct: share-based compensation	26,573	—	26,573	4,229	71,224	11,333
Deduct: business combination related expenses	3,622	—	3,622	576	28,627	4,555
Deduct: amortization of intangible assets from business combination	—	1,709	1,709	272	1,709	272
Non-GAAP operating expenses	168,164	27,523	195,687	31,136	428,174	68,127

3. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Sales and marketing expenses	93,348	15,911	109,259	17,385	255,920	40,720
Deduct: share-based compensation	7,289	—	7,289	1,160	18,135	2,886
Deduct: amortization of intangible assets from business combination	—	854	854	136	854	136
Non-GAAP sales and marketing expenses	86,059	15,057	101,116	16,089	236,931	37,698

4. Non-GAAP Product Development Expenses

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Product development expenses	37,723	7,184	44,907	7,145	108,786	17,309
Deduct: share-based compensation	6,221	—	6,221	990	17,749	2,824
Deduct: amortization of intangible assets from business combination	—	574	574	91	574	91
Non-GAAP product development expenses	31,502	6,610	38,112	6,064	90,463	14,394

5. Non-GAAP General and Administrative Expenses

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
General and administrative expenses	67,288	6,137	73,425	11,683	165,028	26,258
Deduct: share-based compensation	13,063	—	13,063	2,079	35,340	5,623
Deduct: business combination related expenses	3,622	—	3,622	576	28,627	4,555
Deduct: amortization of intangible assets from business combination	—	281	281	45	281	45
Non-GAAP general and administrative expenses	50,603	5,856	56,459	8,983	100,780	16,035

6. Non-GAAP  (Loss) Profit from Operations

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
(Loss) profit from operations	(16,936)	(85,258)	(102,194)	(16,260)	(349,982)	(55,685)
Add back: share-based compensation	30,175	—	30,175	4,802	79,439	12,640
Add back: business combination related expenses	3,622	—	3,622	576	28,627	4,555
Add back: amortization of intangible assets from business combination	—	19,946	19,946	3,174	19,946	3,174
Non-GAAP (loss) profit from operations	16,861	(65,312)	(48,451)	(7,708)	(221,970)	(35,316)

7. Non-GAAP Net (Loss) Profit

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Net (loss) profit	(91,460)	(82,965)	(91,460)	(14,551)	(310,433)	(49,394)
Add back: share-based compensation	30,175	—	30,175	4,802	79,439	12,640
Add back: amortization of intangible assets from business combination	—	19,946	19,946	3,174	19,946	3,174
Add back: investment loss	82,965	—	—	—	—	—
Add back: business combination related expenses	3,622	—	3,622	576	28,627	4,555
Non-GAAP net (loss) profit	25,302	(63,019)	(37,717)	(5,999)	(182,421)	(29,025)

8. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended,				For the Nine Months Ended
	Youku	Tudou	Consolidated		Consolidated
	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012	September 30, 2012
	RMB	RMB	RMB	US$	RMB	US$
Net (loss) profit	(91,460)	(82,965)	(91,460)	(14,551)	(310,433)	(49,394)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (3)	17,030	4,601	21,631	3,442	50,404	8,020
Interest income	(11,177)	(335)	(11,512)	(1,832)	(35,490)	(5,646)
Interest expenses	802	224	1,026	163	3,159	503
Income taxes	2,589	(2,278)	311	49	1,496	239
EBITDA (loss) profit	(82,216)	(80,753)	(80,004)	(12,729)	(290,864)	(46,278)

Adjustments:

Share-based compensation	30,175	—	30,175	4,802	79,439	12,640
Business combination related expenses	3,622	—	3,622	576	28,627	4,555
Amortization of intangible assets from business combination		19,946	19,946	3,174	19,946	3,174
Investment loss	82,965	—	—	—	—	—
Others, net	(655)	96	(559)	(89)	(8,714)	(1,387)
Non-GAAP EBITDA (loss) profit	33,891	(60,711)	(26,820)	(4,266)	(171,566)	(27,296)

(2)                   For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(3)                   The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.